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June 9, 2008	Writer’s Direct Contact
650.813.5640
sthau@mofo.com
By Telefacsimile and Mail
(202) 772-9217
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Bryan J. Pitko
Mr. Jeffrey P. Riedler

Re:	Osteologix, Inc.
Registration Statement on Form S-1
Filed May 16, 2008
File No. 333-150971
Dear Mr. Pitko:
     On behalf of our client, Osteologix, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Registration Statement on Form S-1 (File No. 333-150971) (the “Registration Statement”). On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for convenience purposes, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on May 16, 2008). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.
     For your convenience, comment 1 is repeated in bold and italicized type immediately prior to the Company’s response.
1.	Please provide a brief discussion of the private placement transaction that occurred on April 17, 2008. Please include the amounts raised in the offering and the exercise price of the warrants.

RESPONSE:

Bryan J. Pitko, Attorney
June 9, 2008
Page Two
     In response to the Staff’s comment, the Company has revised the disclosure to clarify the net proceeds received by the Company in connection with the private placement of securities that occurred on April 17, 2008. The revised disclosure appears on pages 21 and 51.
* * * * *
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided
     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Stephen B. Thau
Stephen B. Thau

cc:	Philip J. Young, Osteologix, Inc. Matthew M. Loar, Osteologix, Inc.